As filed with the Securities and Exchange Commission on January 6, 2017	Registration No. 333-173515

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6/A
POST-EFFECTIVE AMENDMENT NO. 1 TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

RENREN INC.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

The Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York  10013
(212) 723-5435
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Law Debenture Corporate Services
400 Madison Avenue, 4th Floor
New York, NY  10017
(212) 750-6474
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Z. Julie Gao, Esq. Will H. Cai, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central, Hong Kong +852 3740-4700	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)       Form of Amendment No. 1 to Deposit Agreement, by and among Renren Inc. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares outstanding under the terms of the Deposit Agreement, dated as of May 4, 2011. — Filed herewith as Exhibit (a)(i).

(a)(ii)      Deposit Agreement, dated as of May 4, 2011, by and among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the “Deposit Agreement”). — Filed herewith as Exhibit (a)(ii).

(a)(iii)     Form of Letter Agreement, by and between the Company and the Depositary. — Filed herewith as Exhibit (a)(iii).

(b)           Letter Agreement, dated as of October 20, 2011, by and between the Company and the Depositary. — Filed herewith as Exhibit (b).

(c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  — None.

(d)           Opinion of counsel for the Depositary as to the legality of the securities to be registered.  — Previously filed.

(e)           Certificate under Rule 466.  — None.

(f)           Powers of Attorney for certain officers and directors of the Company. — Set forth on the signature page hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, as amended from time to time, by and among Renren Inc., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares outstanding thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 6th day of January, 2017.

Legal entity created by the Deposit Agreement, as amended, under which the American Depositary Shares registered hereunder are to be issued.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Mark Gherzo
Name: Mark Gherzo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Renren Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Beijing, the People’s Republic of China, on January 6, 2017.

RENREN INC.

By:	/s/ Joseph Chen
Name: Joseph Chen
Title: Chairman of the Board of Directors and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Joseph Chen and Thomas Jintao Ren to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on January 6, 2017.

Signature	Title

/s/ Joseph Chen	Chairman of the Board of Directors and Chief Executive Officer
Name: Joseph Chen
(Principal Executive Officer)

/s/ Thomas Jintao Ren	Chief Financial Officer
Name: Thomas Jintao Ren
(Principal Financial and Accounting Officer)

/s/ Hui Huang	Director
Name: Hui Huang

/s/ James Jian Liu	Director
Name: James Jian Liu

/s/ David K. Chao	Director
Name: David K. Chao

Signature	Title

/s/ Chuanfu Wang	Director
Name: Chuanfu Wang

/s/ Stephen Tappin	Director
Name: Stephen Tappin

/s/ Tianruo Pu	Director
Name: Tianruo Pu

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Renren Inc., has signed this registration statement or amendment thereto in New York, on January 6, 2017.

Authorized U.S. Representative

By:	/s/ Giselle Manon
Name: Giselle Manon
Title: SOP Officer

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Deposit Agreement

(a)(ii)	Deposit Agreement

(a)(iii)	Form of Letter Agreement

(b)	Letter Agreement